SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 4, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date  February 4, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
President and CEO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO REVIEWS DEVELOPMENT ALTERNATIVES FOR COMPACTION AND PAVING EQUIPMENT BUSINESS DYNAPAC

(Helsinki, Finland, February 4, 2004) – Metso Corporation (NYSE: MX; HEX: MEO)

In line with Metso Corporation’s strategic direction and in order to strengthen Corporation’s balance sheet Metso’s Board of Directors has decided to initiate a review on the development alternatives for Dynapac, including a potential divestment. Construction and paving equipment manufacturer Dynapac operates as an independent business with relatively limited synergies with the other businesses within Metso Minerals.

"Dynapac is an excellent and profitable business, which has strengthened its market share in 2003 in new, growing markets such as China. However, Metso Minerals is not able to fully take advantage of Dynapac’s potential", says President of Metso Minerals Bertel Langenskiöld.

Dynapac, which forms the Compaction and Paving business line of Metso Minerals, is a leading global manufacturer of compaction and paving equipment. Dynapac designs, manufactures and sells under its strong and established brand name rollers, pavers, planers and concrete and light compaction equipment and services. In 2003 the net sales of Dynapac totalled 322 million euros, which represents less than a fifth of Metso Minerals’ net sales.

Dynapac has seven manufacturing plants, located in Sweden, Germany, France, Brazil and China. In addition, the company has sales and marketing outlets in approximately 50 countries. At the end of 2003 Dynapac employed some 1,800 people. Dynapac became part of Metso Corporation in 2001 as a result of the integration of Swedish Svedala and Metso’s rock and minerals processing business area Metso Minerals. Dynapac was established in 1934 in Karlskrona, Sweden.

A potential divestiture would have a significant positive effect on Metso Corporation’s gearing.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 27,400. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Olli Vaartimo, President and CEO, Metso Corporation, tel. +358 20 484 3010
Bertel Langenskiöld, President, Metso Minerals, tel. +358 20 484 3200
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 20 484 3253

For additional information, please contact:

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.